Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 10, 2024
1. DATE, TIME, AND VENUE: On December 13th, 2024, at 9am, in a hybrid meeting (in person and digitally), in accordance with Item 6.4 of the Internal Rules of the Board of Directors of Suzano S.A. (“Company”).

2.    ATTENDANCE: The following Directors attended the Meeting, representing its entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, Mr. João Alberto de Abreu, President of the Company and Mr. Marcos Moreno Chagas Assumpção, Executive Vice-President of Finance and Investor Relations, and secretary.

3.    CHAIRMAN AND SECRETARY: The meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

4.    AGENDA: Changes in the Executive Vice Presidency of the Company.

5.    MINUTES IN SUMMARY FORM: The attending members of the Board of Directors unanimously and without exception, approved the drawing up of these minutes in summary form.

6.    RESOLUTIONS: The Meeting was established, after examining and discussing the matters on the agenda, the attending members of the Board of Directors, by unanimous vote and without reservations, decided to:

6.1.    Approve the election of Mrs. MARIA LUIZA DE OLIVEIRA PINTO E PAIVA (CPF/MF No. 129.079.488-06 | ID No. 10787341-2 SSP/SP), Brazilian citizen, psychologist, with business address at Avenida Brigadeiro Faria Lima, No. 1355, 7th floor – Pinheiros, ZIP Code 01452-919 as Statutory Executive Vice-President of Sustainability, Communication and Brand and, of Mr. DOUGLAS SEIBERT LAZARETTI (CPF/MF No. 000.736.650-70 | ID No. 2064303651), Brazilian citizen, married, forestry engineer, with business address at Avenida Brigadeiro Faria Lima, No. 1355, 7th floor – Pinheiros, ZIP Code 01452-919 as Statutory Executive Vice-President of Forestry, both with a term of office starting on February 1st, 2025, and ending at the first meeting of the Board of Directors to be held after the Annual General Meeting of the Company, which will deliberate on the accounts for the fiscal year ending on December 31st, 2024.

Exhibit 99.1
6.1.1.    It is hereby registered that the investiture of Vice Presidents’ s elected herein shall be conditional upon the signing the respective instrument of investiture, drawn up in the Company’s own book, in which they shall declare that they are not subject to any legal impediment to his holding the position of Statutory Executive Vice-President, and on his acceptance to the arbitration clause referred to in article 40 of the Regulations of Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.

6.2.    In this opportunity, the Board of Directors take note of the resignation submitted on this date with effect, for all legal purposes, as of April 1st, 2025, by Mr. Fernando de Lellis Garcia Bertolucci (CPF/MF No. 563.952.646-72 | ID No. M-341408 SSP/MG), Brazilian citizen, married, engineer, from the position of Statutory Executive Vice-President, Sustainability, Research and Innovation, to which he had been re-elected on May 09th, 2024.

6.2.1.    The members of the Board of Directors acknowledge and thank, with deep admiration and gratitude, the invaluable services provided by Mr. Fernando to the Company during his tenure as Statutory Executive Vice-President.

7.    CLOSING: There being no further matters to be discussed, the meeting was closed. The minutes of the meeting were drawn up, read and approved by all the attending members of the Board of Directors and will be signed electronically, with the signatures having retroactive effect to the date of the meeting. Signatures: Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. I hereby certify that this is a copy of the minutes drawn up in the proper book.

São Paulo/SP, December 13th, 2024.

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Marcos Moreno Chagas Assumpção
Secretary

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